# City e-Solutions Limited

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

03003844

28 January 2003

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

*Your Reference: File No. 82-3667*

SUPPL

SEC MAIL PROCESSING
RECEIVED
FEB 13 2003
WASH. D.C. 207 SECTION

Dear Sir,

We are pleased to enclose a copy announcement of 27 January 2003 for your kind attention.

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

ces.

# City e-Solutions Limited

*(Incorporated in the Cayman Islands with limited liability)*

## RENEWAL OF WAIVER FOR ONGOING CONNECTED TRANSACTIONS

The 2000 Waiver in respect of the Hospitality Related Transactions has expired on 31 December 2002. The Company has applied to the Stock Exchange for a new waiver in respect of the Hospitality Related Transactions.

Details of the Hospitality Related Transactions are set out in the section headed "Hospitality Related Transactions".

Approval from Independent Shareholders is required in order to continue such transactions. The Independent Board Committee will be formed to advise the Independent Shareholders in respect of the terms of the Hospitality Related Transactions and an independent financial adviser will be appointed to advise the Independent Board Committee. A circular containing, amongst other things, details of the Hospitality Related Transactions, letters from the Independent Board Committee and from the independent financial adviser and a notice to shareholders of the Company convening the EGM to approve the terms of the Hospitality Related Transactions will be despatched to the shareholders of the Company as soon as possible.

### A. INTRODUCTION

The Group, through SWAN, provided Hospitality Related Transactions, as described below, to the hotels owned by the M&C Group for the two financial years ended 31 December 2002.

During the material time, M&C was, and still is, a connected person of the Company because M&C was both a subsidiary of CDL (the controlling shareholder of the Company and indirectly owning approximately 52% of the entire issued share capital of the Company) and indirectly holding 15% equity interest in SWAN (an indirect 85% owned subsidiary of the Company). Accordingly, the Hospitality Related Transactions provided by the Group to the M&C Group constituted connected transactions for the Company under the Listing Rules. The Company had made an application to the Stock Exchange for, and the Stock Exchange had granted, a conditional waiver from strict compliance with the relevant disclosure and/or shareholders approval requirements under the Listing Rules for the Hospitality Related Transactions. Further details are set out in circular of the Company dated 17 July 2000. The 2000 Waiver expired on 31 December 2002.

To enable the Group to enter into the Hospitality Related Transactions after expiry of the 2000 Waiver, the Company has applied to the Stock Exchange for a new waiver. Subject to the granting of the new waiver by the Stock Exchange and the Independent Shareholders approving the transactions at the EGM, the Group will continue to enter into the Hospitality Related Transactions with the M&C Group.

### B. HOSPITALITY RELATED TRANSACTIONS

The Hospitality Related Transactions provided by the Group to hotels owned by the M&C Group include principally the hospitality reservation services and hospitality related risk management services. The fees charged by the Group for hotel reservation is a combination of a monthly service fee and a transaction fee. The monthly fees charged are in accordance with the level of ongoing support provided. The type of support provided include giving advice on which third party website the hotels should partner with, what room rates should be displayed on various distribution channels and what strategies the hotels should deploy for different market segments. The transaction fees are charged on a per booking basis and agreed upfront with a customer based on the expected volume of booking that the hotel is expected to generate during the contract period. Customers that generate high volume of transactions will generally be entitled to receive a bulk discount. M&C Group and independent third parties are charged on the same basis.

Hospitality related risk management services offered by the Group include principally assisting hotels to get competitive insurance premiums through collective bargaining, conducting risk audits at the hotels, implementing risk prevention training programmes and offering software to record and track accidents at hotels to facilitate better risk management. These services are normally based on the insurance requirements of the hotel property which is partly determined by the various lines of coverage and size of the hotel. Service fees charged are commensurate to the type and scope of services provided and agreed with each individual customer on a case by case basis. Connected parties and independent third parties are charged on the same basis.

### C. REASONS FOR THE HOSPITALITY RELATED TRANSACTIONS AND RENEWAL OF WAIVER

The Directors (including the independent non-executive Directors) confirm that the Hospitality Related Transactions with M&C Group have been, and will be, conducted (i) in the usual and ordinary course of business of the Group (ii) on normal commercial terms and (iii) on terms that are fair and reasonable so far as the Company and the Independent Shareholders taken as a whole are concerned. Further, the Directors believe that the continuance of the Hospitality Related Transactions are beneficial to the future of the Group mainly because the services provided to the hotels owned by M&C Group allow the Company to generate more revenue, and therefore profitability; and the Group and M&C Group have had a long established working relationship. The continuing relationship will continue to bring to the Group the past operational convenience and benefits and is mutually beneficial for all the parties involved.

As M&C is still a connected person of the Company as described above, the Hospitality Related Transactions to be provided by the Group to the hotels owned by M&C Group will constitute connected transactions for the Company under the Listing Rules and they would normally require disclosure and prior approval by the Independent Shareholders. However, since the Hospitality Related Transactions will be conducted in the usual and ordinary course of business and will occur on a regular basis, the Directors do not believe it would be practical to make disclosure or, if necessary, obtain Independent Shareholders' approval for each transaction as it arises. Accordingly, application has been made on behalf of the Company to the Stock Exchange to grant a waiver for a period of three financial years up to 31 December 2005 from strict compliance with the relevant disclosure and independent shareholder's approval requirements under the Listing Rules in respect of the Hospitality Related Transactions and matters arising from or in connection with such Hospitality Related Transactions. The Hospitality Related Transactions and the cap amount set out in paragraph (d) below shall require approval of the Independent Shareholders under the Listing Rules. The cap amount is determined primarily with reference to the Group's management's projected trend of the annual turnover for the three financial years ending 31 December 2005 and (ii) the historic percentage of the revenue from such Hospitality Related Transactions over the Group's total annual audited turnover. Any waiver granted will be subject to the following conditions:

(a) the Hospitality Related Transactions and the relevant agreements (if any) governing them shall be:

  (i) entered into by the Group in the ordinary and usual course of its business on terms that are fair and reasonable so far as the Company and its shareholders as a whole are concerned; and

  (ii) on normal commercial terms and on an arm's length basis and, where applicable, in accordance with the terms of the agreements;

(b) the Company shall disclose the details of the transactions in its annual report and accounts as set out in Rule 14.25(1) (A) to (D) of the Listing Rules together with a statement of the independent non-executive Directors and the auditors of the Company referred to in paragraphs (c) and (e);

(c) the independent non-executive Directors shall review the transactions annually and confirm, in the Company's annual report and accounts for the year in question, that such transactions have been conducted in the manner as stated in paragraph (a) above and within the cap amount set out in paragraph (d) below ("cap amount");

(d) total revenue from the transactions for each of the three financial years ending 31 December 2005 shall not exceed 23 per cent. of the total turnover of the Group for the relevant financial year;

(e) the auditors of the Company shall review the transactions annually and provide the Directors with a letter stating that:

  (i) the transactions have been approved by the Directors;

  (ii) the transactions are in accordance with the pricing policies of the Group;

  (iii) whether the cap amount has been exceeded; and

  (iv) the transactions have been entered into in accordance with the terms of the agreement relating to the transactions in question. A copy of the auditor's letter will be provided to the Stock Exchange by the Company. The Company shall contact the Stock Exchange immediately if the auditors decline to accept the engagement or are unable to provide the auditor's letter; and

(f) the ordinary resolution to be proposed at the EGM to approve the transactions and the cap amount in respect thereof is passed by the Independent Shareholders.

The Stock Exchange has indicated that (i) if any of the terms of the above mentioned connected transactions are altered; or (ii) if the annual aggregate revenue from the connected parties exceed the cap amount stated above, the Stock Exchange may revoke the waiver and the above mentioned connected transactions will be subject to the requirements of the Listing Rules.

### D. GENERAL

Approval from Independent Shareholders is required in order to continue such transactions. The Independent Board Committee will be formed to advise the Independent Shareholders in respect of the terms of the Hospitality Related Transactions and an independent financial adviser will be appointed to advise the Independent Board Committee. A circular containing, amongst other things, details of the Hospitality Related Transactions, letters from the Independent Board Committee and from the independent financial adviser and a notice to shareholders of the Company convening the EGM to approve the terms of the Hospitality Related Transactions will be despatched to the shareholders of the Company as soon as possible.

### E. DEFINITIONS

| | |
|---|---|
| "2000 Waiver" | the waiver from strict compliance with the relevant requirements of the Listing Rules granted by the Stock Exchange in 2000 to the Company in respect of, among others, the Hospitality Related Transactions, subject to certain conditions as set out in the circular of the Company dated 17 July 2000 |
| "associate" | has the meaning ascribed thereto in the Listing Rules |
| "CDL" | City Developments Limited, a company incorporated in Singapore, whose shares are listed on the Singapore Exchange Securities Trading Limited |
| "Company" | City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange and owned as to approximately 52% by CDL |
| "Directors" | the directors of the Company |
| "EGM" | an extraordinary general meeting of the Company to be convened as soon as practicable for the purpose of approving the Hospitality Related Transactions and the matters relating thereto |
| "Group" | the Company and its subsidiaries |
| "Hospitality Related Transactions" | certain hospitality related services provided by the Group through SWAN to the hotels owned by M&C Group, for which the 2000 Waiver was granted by the Stock Exchange, details of which are described in the section headed "Hospitality Related Transactions" in this announcement |
| "Independent Board Committee" | a committee of the independent Directors to be formed to advise the Independent Shareholders on the terms of the Hospitality Related Transactions |
| "Independent Shareholders" | the shareholders of the Company other than CDL and its associates |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "M&C" | Millennium & Copthorne Hotels plc, a public company incorporated in England and Wales, whose shares are listed on the London Stock Exchange Limited and indirectly owned as to approximately 52% by CDL |
| "M&C Group" | M&C and its subsidiaries |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "SWAN" | SWAN Inc., a company incorporated in the State of Colorado, United States, whose issued share capital is indirectly held as to 85% by the Company and 15% by M&C |
| "United States" | the United States of America |

By Order of the Board of
**City e-Solutions Limited**
**Kwek Leng Beng**
*Chairman*

Hong Kong, 24 January 2003